FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of January, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                  Form 20-F     X               Form 40-F
                            ---------                      ---------



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                       Yes                         No      X
                            ---------                  ---------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                     Index

Item     Description of Item
----     -------------------

1.       Material Fact, dated January 22, 2003.

2.       Corporate Announcement, dated January 23, 2003.

                                                                        Item 1


                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


                              LISTED CORPORATION

               INCOME TAX REGISTRATION NUMBER 17.155.730/0001-64

                                 MATERIAL FACT


Companhia Energetica de Minas Gerais - CEMIG, in compliance with Ordinance No. 358 of January 1, 2002, of the Comissao de Valores Mobiliarios (the "CVM") (the Brazilian Securities and Exchange Commission) announced today that it will accrue a loss provision of certain receivables it has from the Government of the State of Minas Gerais, Brazil in its financial statements in the amount of R$1,045,325,000.00 (approximately US$450,000,000 according to the March 31, 2002 rate of exchange). The receivables represent installments becoming due on or after January 1, 2003 under the second amendment, signed in October 2002, to the CRC Assignment Agreement between CEMIG and the State of Minas Gerais. In accordance with CVM rules, this provision will be reflected through a restatement of CEMIG's Brazilian GAAP second- and third-quarter 2002 financial statements. CEMIG's U.S. GAAP financial statements for the year ended December 31, 2001 will reflect the provision.

CEMIG, together with the Government of the State of Minas Gerais, is continuing to negotiate the payment of the balance due under the second amendment to the CRC Assignment Agreement, including the transfer of the obligation to pay the receivables to the Federal Government.


                   Belo Horizonte, Brazil, January 22, 2003.




                          Cristiano Correa de Barros
                          Investor Relations Officer

                                                                         Item 2


[CEMIG LOGO]       [LEVEL 1 BOVESPA LOGO]       [LATIBEX LOGO]           [CIG
                                                                        LISTED
                                                                      NYSE LOGO]

                                                        CORPORATE ANNOUNCEMENT

IMMEDIATE RELEASE
-----------------


                      CEMIG ANNOUNCES CRC LOSS PROVISION
                            IN COMPLIANCE WITH CVM

Belo Horizonte, January 23, 2003 - Companhia Energetica de Minas Gerais - Cemig (NYSE: CIG, BOVESPA: CMIG3, CMIG4 and LATIBEX: XCMIG) one of Brazil's largest energy companies, announced today that it will accrue a loss provision in its financial statements in the amount of R$1,045,325,000.00, which is approximately equivalent to US$450,000,000 according to the March 31, 2002 rate of exchange. This provision is in compliance with Ordinance No. 358 dated January 1, 2002, of the Comissao de Valores Mobiliarios (the "CVM") (the Brazilian Securities and Exchange Commission), and will be implemented in a restatement of CEMIG's second- and third-quarter 2002 Brazilian GAAP financial statements. CEMIG's U.S. GAAP financial statements for the year ended December 31, 2001 will also reflect the provision.

CEMIG is accruing this provision due to uncertainty involving the recoverability of certain receivables from the State of Minas Gerais, Brazil. The receivables represent installments becoming due on or after January 1, 2003 under the CRC Assignment Agreement between CEMIG and the State of Minas Gerais.

The CRC Assignment Agreement, which was originally entered into in May 1995, provided for the transfer of certain payment obligations from the Brazilian Federal Government to the State of Minas Gerais. These payment obligations arose from rate shortfall credits that were granted to CEMIG. The CRC Assignment Agreement originally had a term of 17 years.

The provision is being accrued in connection with an October 14, 2002 amendment to the CRC Assignment Agreement, which relates to installments due under the CRC Assignment Agreement from January 2003 through January 2015. This amendment was entered into in connection with the ongoing negotiations between CEMIG, the State of Minas Gerais and the Secretaria do Tesouro Nacional (the Brazilian National Treasury Secretariat) relating to the transfer of the obligation to pay the balance of the CRC Assignment Agreement back to the Brazilian Federal Government.

CEMIG confirms that, notwithstanding the accrual of the loss provision, it is continuing to negotiate payment of all outstanding amounts under the CRC Assignment Agreement with the State of Minas Gerais and the Brazilian Federal Government.

Contacts:

Luiz Fernando Rolla                                  Vicky Osorio
Investor Relations - CEMIG                           The Anne McBride Company
Tel. +55-31-3299-3930                                Tel. 212-983-1702
Fax +55-31-3299-3933                                 Fax 212-983-1736
lrolla@cemig.com.br                                  vicky@annemcbride.com

                                  Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          COMPANHIA ENERGETICA DE MINAS
                                          GERAIS - CEMIG




                                          By: /s/  Cristiano Correa de Barros
                                              -------------------------------
                                              Name:  Cristiano Correa de Barros
                                              Title:    Chief Financial Officer



Date:     January 23, 2003